Tembec Inc.
CP 5000
Temiscaming (Quebec) Canada JOZ 3RO

PRESS RELEASE

Source: Tembec Inc.

Contacts:

Michel J. Dumas
Vice President, Finance & CFO
Tel: (819) 627-4268
E-mail: michel.dumas@tembec.com

Charles Gagnon
Vice President, Corporate Relations
Tel: (819) 627-4230
E-mail: charles.gagnon@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS FOURTH QUARTER
AND YEAR ENDED SEPTEMBER 28, 2002

Montreal, November 15, 2002: Consolidated gross sales for the fourth quarter ended September 28, 2002 reached a record of $877.1 million, up from $856.1 million in the comparable period last year. The Company generated a net loss of $16.0 million ($0.19 per share) before unusual items, compared to net earnings of $4.9 million ($0.06 per share) in the corresponding quarter ended September 29,2001, and a net loss of $3.9 million ($0.05 per share) in the previous quarter. During the quarter, the Company recorded an unusual after-tax charge of $5.3 million ($0.06 per share) relating to the removal from service of certain sawmill assets increasing the total net loss for the quarter ended September 28, 2002 to $21.3 million ($0.25). Earnings before interest and financing charges, taxes, depreciation and amortization (EBITDA) totalled $73.6 million, down from EBITDA of $79.0 million generated a year ago and $91.8 million in the prior quarter.

For the fiscal year ended September 28,2002, consolidated gross sales also reached a record $3.4 billion, a 13% increase over the prior year. The Company generated a net loss of$113.2 million ($1.32 per share) before unusual items, compared to net earnings of $77.9 million ($0.95 per share) in fiscal 2001. During the year, the Company recorded an unusual after-tax charge of $45.3 million ($0.52 per share) relating to the early redemption of debt and the removal from service of certain sawmill assets, increasing the total net loss for fiscal 2002 to $158.5 million or ($1.84 per share). EBITDA declined to $275.5 million from $475.5 million a year ago.

Business Segment Results

During the quarter, the Forest Products Group generated EBITDA of $3.3 million on sales of $241.6 million. This compares to EBITDA of $49.8 million on sales of $269.3 million in the prior quarter. The average selling price for SPF lumber decreased by $23 per MFBM. In the prior quarter, the Company had benefited from a positive adjustment of $31.5 million relating to the reversal of accrued countervailing and antidumping duties on lumber shipped to the U.S. Details on the impact of the countervailing and antidumping duties are outlined in the notes to the quarterly interim financial statements.

The Pulp Group generated EBITDA of $45.5 million on sales of $325.1 million for the quarter ended September 28, up from EBITDA of $18.0 million on sales of $307.7 million in the prior quarter. Average pulp selling prices expressed in Canadian dollars increased by approximately $54 per tonne from the prior quarter.

The Paper Group generated EBITDA of$14.5 million on sales of$222.0 million. This compares to $17.2 million on sales of $216.8 million in the prior quarter. Although the average selling price of newsprint and UCGW grades increased by $10 per tonne, it was more than offset by a drop of $40 per tonne experienced in coated paper grades.

Outlook

The Company's current results reflect the relatively poor pricing being experienced in its three core segments. The Company does not anticipate any meaningful improvement in financial results over the near term based on our view that the prices for our main products will not show any upturn until the spring of 2003. The Company continues to focus on maintaining high liquidity and limiting capital expenditures to very short payback items. We remain well positioned to generate significant earnings when prices recover.

Tembec is an integrated forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4.0 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. More information on the Company, including Management's Discussion and Analysis of these interim financial results, can be obtained on the Tembec web site at www.tembec.com

The above commentary contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company's annual report.

Consolidated Financial Statements of

TEMBEC INC.
FOURTH QUARTER

Ended September 28, 2002

CONSOLIDATED BALANCE SHEETS

(audited) (in millions of dollars)

	Sept. 28,	Sept. 29,
	2002	2001

Assets
Current Assets:
Cash and cash equivalents	$149.8	$265.6
Accounts receivable	478.9	470.6
Inventories	527.2	525.2
Prepaid expenses	13.3	19.3

	1,169.2	1,280.7
Investments	59.5	28.0
Fixed assets	2,487.8	2,586.4
Other assets	312.1	250.9

	$4,028.6	$4,146.0

Liabilities and Shareholders’ Equity
Current Liabilities:
Operating bank loans	$21.5	$7.2
Accounts payable and accrued charges	520.2	469.4
Current portion of long-term debt	87.3	34.7

	629.0	511.3
Long-term debt	1,839.7	1,847.1
Other long-term liabilities and credits	130.4	143.0
Future income taxes	192.1	251.9
Minority interest	8.7	8.5
Redeemable preferred shares	16.6	16.6
Shareholders’ equity:
Share capital	872.3	869.3
Cumulative exchange translation of foreign subsidiaries	(3.0)	(3.0)
Retained earnings	342.8	501.3

	1,212.1	1,367.6

	$4,028.6	$4,146.0

CONSOLIDATED STATEMENTS OF OPERATIONS

Quarters and years ended September 28, 2002 and September 29, 2001
(in millions of dollars except for number of shares and per share amounts)

	Quarters		Years

	2002	2001	2002	2001

	(unaudited)		(audited)

Gross Sales	$877.1	$856.1	$3,391.0	$2,990.8
Freight and sales deductions	117.9	109.1	414.2	333.4

Net Sales	759.2	747.0	2,976.8	2,657.4
Cost of sales	644.4	634.8	2,534.6	2,047.6
Selling, general and administrative	41.2	33.2	166.7	136.3

Earnings before interest, income taxes, depreciation and amortization, unusual items and minority interests (EBITDA)	73.6	79.0	275.5	473.5
Depreciation and amortization	59.5	60.1	227.5	202.9

Operating earnings	14.1	18.9	48.0	270.6
Interest, foreign exchange and other	38.7	34.3	221.4	167.2
Unusual items	7.8	—	59.4	—
Income taxes (recovery)	(11.2)	(20.0)	(74.7)	26.0
Minority interests	0.1	(0.3)	0.4	(0.5)

Net earnings (loss)	$(21.3)	$4.9	$(158.5)	$77.9

Earnings (loss) per share	$(0.25)	$0.06	$(1.84)	$0.95

Diluted earnings (loss) per share	$(0.25)	$0.06	$(1.84)	$0.93

Weighted average number of common shares outstanding (in thousands)	86,413	86,060	86,355	82,410

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Quarters and years ended September 28, 2002 and September 29, 2001
(in millions of dollars)

	Quarters		Years

	2002	2001	2002	2001

	(unaudited)		(audited)

Retained earnings, beginning of period	$364.1	$499.5	$501.3	$471.0
Net earnings (loss)	(21.3)	4.9	(158.5)	77.9
Premium on purchase for cancellation of common shares	—	(3.1)	—	(3.1)
Adjustment resulting from changes in accounting policies	—	—	—	(44.5)

Retained earnings, end of period	$342.8	$501.3	$342.8	$501.3

CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and years ended September 28, 2002 and September 29, 2001
(in millions of dollars)

	Quarters		Years

	2002	2001	2002	2001

	(unaudited)		(audited)

Cash flows from operating activities:
Net earnings (loss)	$(21.3)	$4.9	$(158.5)	$77.9
Adjustments for:
Depreciation and amortization	59.5	60.1	227.5	202.9
Amortization or deferred foreign exchange and financing costs	2.8	5.0	17.8	17.1
(Gain) on consolidation of foreign integrated subsidiaries	(2.3)	(12.1)	(5.9)	(2.7)
Future income taxes	(20.7)	(19.8)	(92.1)	(8.8)
Unusual items	7.8	—	59.4	—
Other	9.4	(1.1)	6.9	(6.6)

	35.2	37.0	55.1	279.8
Changes in non-cash working capital:
Accounts receivable	16.2	(21.0)	17.6	52.2
Inventories	(7.5)	41.2	7.3	(47.3)
Prepaid expenses	0.9	7.4	7.5	5.2
Accounts payable and accrued charges	(7.8)	(2.0)	(22.4)	(116.3)

	1.8	25.6	10.0	(106.2)

	37.0	62.6	65.1	173.6

Cash flows from investing activities:
Acquisition of businesses, net of disposals	—	(7.2)	1.1	(409.0)
Additions to fixed assets, net of disposals	(37.9)	(55.9)	(98.9)	(230.8)
Acquisition of investments	(27.9)	—	(35.7)	(2.3)
Increase in assets held for resale	(0.6)	(0.4)	(45.1)	(10.6)
Other	(2.2)	12.5	(6.7)	(5.0)

	(68.6)	(51.0)	(185.3)	(657.7)
Cash flow from financing activities:
Issue (repurchase) of common shares, net of expenses	(0.1)	1.7	0.4	(12.7)
Increase in long-term debt	(0.2)	0.1	558.5	857.4
Repayment of long-term debt	(13.3)	(6.5)	(527.8)	(176.8)
Increase (decrease) in other long-term liabilities	(2.4)	(5.6)	(31.6)	(5.8)
Repurchase of preferred shares of a subsidiary	—	0.2	—	(26.4)
Other	(0.4)	(1.3)	(11.6)	(10.6)

	(16.4)	(11.4)	(12.1)	625.1
Foreign exchange gain (loss) on cash and short-term investments held in foreign currencies	4.8	5.9	2.2	4.3

Net increase (decrease) in cash	(43.2)	6.1	(130.1)	145.3
Cash and cash equivalents, net of operating bank loans, beginning of period	171.5	252.3	258.4	113.1
Cash and cash equivalents, net of operating bank loans, end of period	$128.3	$258.4	$128.3	$258.4

Supplemental information
Interest paid	$61.0	$62.6	$161.3	$137.6
Income taxes paid	$3.8	$30.2	$7.0	$45.5

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Quarters ended September 28, 2002 and September 29, 2001
(audited) (in millions of dollars)

					September 28, 2002

					Chemical
	Forest				& other
	Products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
External	$241.6	$325.1	$222.0	$55.2	$33.2	$877.1
Internal	40.7	21.1	—	—	3.0	64.8

	282.3	346.2	222.0	55.2	36.2	941.9
Net sales	193.8	291.1	196.7	48.4	29.2	759.2
EBITDA	3.3	45.5	14.5	6.2	4.1	73.6
Depreciation and amortization	11.5	25.9	16.6	2.6	2.9	59.5
Operating earnings (loss)	(8.2)	19.6	(2.1)	3.6	1.2	14.1
Net fixed asset additions	16.0	11.4	2.2	2.0	6.3	37.9

					September 28, 2002

					Chemical
	Forest				& other
	Products	Pulp	Paper	Paperboard	products	Consolidated

Gross sales:
External	$236.7	$277.2	$264.4	$49.2	$28.6	$856.1
Internal	38.9	18.8	—	—	2.5	60.2

	275.6	296.0	264.4	49.2	31.1	916.3
Net sales	199.5	243.7	238.2	41.5	24.1	747.0
EBITDA	22.1	2.9	46.7	4.5	2.8	79.0
Depreciation and amortization	11.4	28.8	16.2	2.5	1.2	60.1
Operating earnings (loss)	10.7	(25.9)	30.5	2.0	1.6	18.9
Net fixed asset additions	11.2	22.7	17.0	4.2	0.8	55.9

CONSOLIDATED BUSINESS SEGMENT INFORMATION

Years ended September 28, 2002 and September 29, 2001
(audited) (in millions of dollars)

					September 28, 2002

					Chemical &
	Forest Products	Pulp	Paper	Paperboard	other products	Consolidated

Gross sales:
External	$966.5	$1,228.2	$876.1	$201.7	$118.5	$3,391.0
Internal	172.8	73.5	—	—	10.1	256.4

	1,139.3	1,301.7	876.1	201.7	128.6	3,647.4
Net sales	831.8	1,091.1	777.8	172.7	103.4	2,976.8
EBITDA	70.8	96.4	72.1	21.5	14.7	275.5
Depreciation and amortization	45.1	103.5	62.7	9.9	6.3	227.5
Operating earnings (loss)	25.7	(7.1)	9.4	11.6	8.4	48.0
Net fixed asset additions	41.1	40.6	6.5	3.9	6.8	98.9

					September 29, 2001

					Chemical &
	Forest Products	Pulp	Paper	Paperboard	other products	Consolidated

Gross sales:
External	$795.3	$1,202.9	$701.5	$193.4	$97.7	$2,990.8
Internal	155.8	73.4	—	—	14.3	243.5

	951.1	1,276.3	701.5	193.4	112.0	3,234.3
Net sales	684.8	1,084.4	638.6	164.4	85.2	2,657.4
EBITDA	46.2	209.8	198.6	8.1	10.8	473.5
Depreciation and amortization	42.9	104.2	41.6	10.2	4.0	202.9
Operating earnings (loss)	3.3	105.6	157.0	(2.1)	6.8	270.6
Net fixed asset additions	30.1	94.2	83.5	20.9	2.1	230.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Significant accounting policies

Basis of presentation

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods as the most recent audited consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 29, 2001.

Changes in accounting policies

Effective September 30, 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) relating to the calculations of earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, the Company has restated the diluted earnings per share for comparative periods. The adoption of these recommendations had the effect on increasing previously disclosed diluted earnings per share by $0.03 for the year ended September 29, 2001.

Effective September 30, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting for stock-based compensation and other stock-based payments. No compensation cost is recorded for options granted pursuant to the stock option plan, accordingly, this change in accounting policy had no effect on the financial statements of the Company. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for this stock-based compensation plan under the fair value method. The pro forma effect of stock options granted during the year is disclosed in the notes.

Business of the Company

The Company operates an integrated forest products business. The business includes five reportable segments, which are operated separately due to the nature of products and processes. The performance of each segment is evaluated by the management of the Company against short-term and long-term financial objectives as well as environmental and other key criteria. The forest products segment consists primarily of forest and sawmill operations which produce lumber, building materials, and wood chips. The wood chips are used in the production of pulp and publishing papers. The pulp segment includes the manufacturing and marketing activities of a number of different types of pulps. The paper segment consists primarily of production and sales of newsprint and coated papers, while the coated bleached board operations are under the paperboard segment. The chemical and other products segment consists primarily of the transformation and sale of resins and pulp by-products. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The accounting policies used in these business segments are the same as those described in this note.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions

2002

On November 5, 2001, the Company acquired all of the shares of Davidson Industries Inc. (“Davidson”) which includes three sawmills in Quebec and New Hampshire.

On November 26, 2001, the asset valuation with respect to the June 19, 2001, St. Francisville, Louisiana paper mill (“Tembec USA LLC”) acquisition from Crown Paper Co. was finalized which caused an adjustment of $1.2 million to the original recorded purchase price.

On April 5, 2002, the Company disposed of its Nouvelle sawmill to a newly formed 50/50 joint venture Temrex Forest Products Limited Partnership (“Temrex”). The 50% owned partnership then acquired the St-Alphonse sawmill also located in the Gaspé region of Quebec. Net proceeds paid to the Company amounted to $9.0 million.

2001

On October 31, 2000, the Company acquired all of the shares of two subsidiaries of the LaRochette Group (“LaRochette”): Cellurhône S.A. and Pyrénécell S.A. in France. The pulp mills were subsequently renamed Tembec Tarascon S.A. and Tembec Saint-Gaudens S.A. respectively. Depending on the future selling price of market pulp, the seller may be entitled to receive a maximum of Euro 61 million of contingent value right (“CVR”) payments for 12 quarters, after the acquisition date. During the quarter, no payment was made to the sellers. For the first seven quarters, Euro 2.4 million has been paid to the sellers.

On December 28, 2000, the Company acquired all of the shares of A.R.C. Resins International Corporation (“ARC Resins”), a formaldehyde and adhesives producer for the forest industry, located in Longueuil, Quebec.

On March 19, 2001, the Company acquired a 50% interest in Excel Forest Products (“Excel Forest”), a sawmill located in Opasatika, Ontario. The financial results are fully consolidated in these financial statements. The Company may have to issue more shares or cash as a result of a contingency based on the share price of Tembec, which may not exceed approximately 63,265 shares or $775,000.

On June 13, 2001, the Company acquired all of the assets of Duratex Hardwood Flooring Inc. (“Duratex”) located in Toronto, Ontario.

On June 19, 2001, the Company acquired all of the assets of the St. Francisville, Louisiana paper mill (“Tembec USA LLC”) from Crown Paper Co. The value of common shares issued for this acquisition is based on the average of quoted market price for shares transacted between May 23 and May 29, 2001 which reflects the value agreed to by the parties.

On August 1, 2001, the Company disposed of its laminated veneer lumber (LVL) assets to a newly formed 50/50 joint venture, Temlam Inc. The 50%-owned Temlam Inc. then acquired the Jager Building Systems’ division of Jager Industries Inc. which includes 4 manufacturing plants in Quebec, Ontario, and Alberta. The financial results of Temlam Inc. are proportionately accounted for in these financial statements.

The accounts and results of operations have been included in these financial statements from their respective acquisition dates to September 28, 2002 or September 29, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

Details of the acquisitions and the Nouvelle sawmill disposal are as follows:

					2002

	Davidson	Tembec USA LLC	Nouvelle	Temrex	Total

Net assets acquired:
Working capital:
Cash (bank indebtedness)	$(7.9)	$—	$—	$—	$(7.9)
Non-cash working capital	10.5	—	(7.8)	5.8	8.5

	2.6	—	(7.8)	5.8	0.6
Non-working capital:
Investments	0.3	—	—	—	0.3
Fixed assets	17.5	1.2	(11.7)	14.8	21.8
Other assets	0.2	—	(0.4)	1.2	1.0
Long-term debt and other liabilities	(18.0)	—	—	—	(18.0)
Future income taxes	(0.4)	—	(1.0)	—	(1.4)

	(0.4)	1.2	(13.1)	16.0	3.7
Non-recognized gain on sale	—	—	(11.0)	11.0	-
Deferred gain on sale of assets	—	—	(6.7)	—	(6.7)
Gain on sale of assets	—	—	(3.2)	—	(3.2)

	—	—	(20.9)	11.0	(9.9)

	$2.2	$1.2	$(41.8)	$32.8	$(5.6)

Consideration paid (received) in:
Cash	$—	$—	$(41.8)	$32.8	$(9.0)
Other short-term liabilities	2.2	—	—	—	2.2
Common shares (98,586)	—	1.2	—	—	1.2

	$2.2	$1.2	$(41.8)	$32.8	$(5.6)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Acquisitions (continued)

								2001

					Tembec
		ARC	Excel		USA	LVL	Temlam
	LaRochette	Resins	Forest	Duratex	LLC	Disposal	Inc.	Total

Net assets acquired:
Working capital:
Cash (bank indebtedness)	$3.9	$3.7	$(4.5)	$—	$1.0	$—	$(3.2)	$0.9
Non-cash working capital	36.6	(1.2)	4.1	2.7	26.6	(4.7)	13.6	77.7

	40.5	2.5	(0.4)	2.7	27.6	(4.7)	10.4	78.6
Non-working capital:
Investments	0.1	—	0.2	—	—	—	—	0.3
Fixed assets	160.8	14.7	12.0	6.7	277.5	(12.2)	26.5	486.0
Other assets	2.8	2.3	1.0	1.9	1.1	(0.1)	3.4	12.4
Long-term debt and other liabilities	(5.2)	(5.9)	(4.0)	—	(28.6)	—	(19.3)	(63.0)
Future income taxes	(29.6)	(1.1)	(0.8)	—	—	—	—	(31.5)
Minority interests	—	—	(4.0)	—	—	—	—	(4.0)

	128.9	10.0	4.4	8.6	250.0	(12.3)	10.6	400.2

	$169.4	$12.5	$4.0	$11.3	$277.6	$(17.0)	$21.0	$478.8

Consideration paid (received) in:
Cash	$169.4	$12.5	$2.0	$7.4	$214.6	$(17.0)	$21.0	$409.9
Other short-term liabilities	—	—	—	3.9	—	—	—	3.9
Common shares (5,169,806)	—	—	2.0	—	63.0	—	—	65.0
	$169.4	$12.5	$4.0	$11.3	$277.6	$(17.0)	$21.0	$478.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Figures in table are in millions of dollars)

Countervailing and antidumping duties

In response to the expiration of the Softwood Lumber Agreement, a number of industry groups in the United States filed petitions with the U.S. Department of Commerce (“USDOC”) and the U.S. International Trade Commission (“USITC) alleging unfair trade practices by the Canadian softwood lumber industry. These petitions proposed that certain softwood lumber exports from Canada to the United States be charged with countervailing and antidumping duties.

On August 9, 2001, the USDOC imposed a preliminary countervailing duty of 19.31 % on Canadian softwood lumber shipped to the U.S. The Company subsequently accrued $21.8 million of countervailing duty covering shipments of lumber to the U.S. between August 17, 2001 and December 15, 2001. On March 22, 2002, the USDOC issued its final determination in the countervailing duty investigations, adjusting the rate from 19.31% to 19.34% and subsequently corrected for ministerial errors to 18.79%. The USDOC also determined that no critical circumstances existed and accordingly the duty would not apply retroactively to May 19, 2001. On May 16, 2002, the USITC announced it had found no current injury, but a threat of injury, to the U.S. lumber industry, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to December 15, 2001. The finding of threat of injury resulted in the USDOC issuing an order to collect countervailing duties on a going forward basis. During the June 2002 quarter, the Company reversed the $21.8 million it had accrued from August 2001 to December 2001. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to a countervailing duty of 18.79%. A charge of $6.4 million was incurred during the June 2002 quarter relating to lumber shipments to the U.S. between May 22 and June 29, 2002. A further charge of $11.8 million was incurred during the September 2002 quarter relating to lumber shipments to the U.S. between June 30 and September 28, 2002. The Company is currently remitting cash deposits to cover the applicable duty.

On October 31, 2001, the USDOC imposed a preliminary antidumping duty averaging 10.76 % on all of the Company’s softwood lumber shipments to the U.S. beginning on November 6, 2001. The aforementioned average rate was assigned specifically to the Company based on the USDOC’s review of our actual historical shipments to the U.S. On March 22, 2002, the USDOC issued its final determination in the antidumping investigation, increasing the Company’s average rate from 10.76% to 12.04% and subsequently corrected to 10.21% for ministerial errors. As at March 30, 2002, the Company had accrued $9.7 million of antidumping duty covering shipments of lumber to the U.S. between November 6, 2001 and March 30, 2002. On May 16, 2002 the USITC announced it had found no current injury to the U.S. lumber industry, but a threat of injury, effectively removing the requirement to remit any funds relating to lumber shipped to the U.S. prior to May 5, 2002. The USITC finding of threat of injury allowed the USDOC to place an antidumping order on softwood lumber. During the June quarter, the Company reversed the $9.7 million it had accrued from November 2001 to March 2002. The bonds posted to cover the liability were also cancelled.

Effective May 22, 2002, the Company has been subject to an average antidumping duty of 10.21%. A charge of $3.3 million was incurred during the June 2002 quarter relating to lumber shipments to the U.S. between May 22 and June 29, 2002. A further charge of $6.8 million was incurred during the September 2002 quarter relating to lumber shipments to the U.S. between June 30 and September 28, 2002. The Company is currently remitting cash deposits to cover the applicable duty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

The following table summarizes the quarterly impact of the aforementioned duties on the Company’s financial results ($ millions):

	2002					2001

	Dec 01	Mar 02	Jun 02	Sep 02	Total	Dec 00	Mar 01	Jun 01	Sep 01	Total

Countervailing Duty - Preliminary Determination	11.0	0.0	(21.8)	0.0	(10.8)	0.0	0.0	0.0	10.8	10.8
Countervailing Duty - Final Determination	0.0	0.0	6.4	11.8	18.2	0.0	0.0	0.0	0.0	0.0
Antidumping Duty - Preliminary Determination	0.7	9.0	(9.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Antidumping Duty - Final Determination	0.0	0.0	3.3	6.8	10.1	0.0	0.0	0.0	0.0	0.0

Decrease (Increase) to Net Sales	11.7	9.0	(21.8)	18.6	17.5	0.0	0.0	0.0	10.8	10.8

     The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, the North American Free Trade Agreement (“NAFTA”) or World Trade Organization (“WTO”) panels to which those determinations are being appealed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Long term debt

	Sept. 28,	Sept. 29,
	2002	2001
	(audited)	(audited)

Tembec Inc. — non-interest bearing unsecured notes	$23.9	$23.9
Tembec Industries — US$500 million 8.5% senior notes	788.6	789.2
Tembec Industries — US$250 million 9.875% senior notes	—	394.6
Tembec Industries — US$250 million 8.625% senior notes	394.3	394.6
Tembec Industries — US$350 million 7.75% senior notes	552.1	—
Tembec Industries - 8.30% unsecured debentures	30.7	115.0
Tembec Industries - 7% unsecured subordinated debentures	20.0	25.0
Spruce Falls — US$17.1 million 8.39% senior notes
(US$25.7 million in 2001)	27.0	40.6
Spruce Falls — non-interest bearing Ontario Hydro loan	25.9	34.0
Tartas S.A. debt	14.0	13.3
Proportionate share of Marathon debt (50%)	19.7	19.7
Proportionate share of Temlam debt (50%)	9.0	9.3
Other debt	21.8	22.6

	1,927.0	1,881.8

Current portion included in above	$87.3	$34.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Stock-based compensation plans

Under the Long-Term Incentive Plan, the Company may, from time to time, grant options to its employees. The plan provides for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

The Company applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Under this method, no compensation expense is recorded over the vesting period of these options. The Company discloses the pro forma effect on net earnings (loss) and earnings (loss) per share had the fair value-based method been applied for options granted after September 29, 2001. During the third quarter, the Company granted 10,000 stock options. For 2002, the Company granted 255,556 options at a weighted average exercise price of $10.75.

In accordance with Section 3870 of the CICA Handbook and using the straight-line method, the following pro forma disclosures present the effect on earnings had the fair value-based method been chosen.

(in millions of dollars, except per share amounts)

	Quarter	Year

Net earnings (loss):
As reported	$(21.3)	$(158.5)
Pro-forma	$(21.4)	$(158.8)
Earnings (loss) per share:
As reported	$(0.25)	$(1.84)
Pro-forma	$(0.25)	$(1.84)

The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

Dividend Yield	0.0%
Volatility	33.6%
Risk-free interest rate	4.9%
Expected option lives (in years)	7.5
Weighted average fair value of each option	$4.83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Interest, foreign exchange, and other

	Quarters		Years

	2002	2001	2002	2001

	(unaudited)		(audited)

Interest on long-term debt	$38.4	$39.3	$160.0	$126.0
Interest on short-term debt	0.5	0.4	2.1	3.2
Interest income	(1.6)	(4.4)	(7.1)	(8.4)
Premium on early debt redemption	—	—	2.4	—
Income on short-term investments	—	—	—	(9.7)
Interest capitalized on construction projects	(0.3)	(2.2)	(0.5)	(7.4)

	37.0	33.1	156.9	103.7
Amortization of deferred exchange losses	1.4	3.1	11.2	10.2
Amortization of deferred financing costs	1.4	2.0	6.6	6.9

	2.8	5.1	17.8	17.1
Foreign exchange contract losses	5.4	15.3	53.8	57.6
Other foreign exchange items	(5.6)	(7.6)	(1.3)	(12.4)
(Gain) loss on consolidation of foreign integrated subsidiaries	(2.3)	(12.2)	(5.9)	(2.7)
Newsprint pricing swaps and lumber futures	—	(1.0)	(4.5)	(1.4)
Bank charges and other financing expenses	1.4	1.6	4.6	5.3

	(1.1)	(3.9)	46.7	46.4

	$38.7	$34.3	$221.4	$167.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Figures in table are in millions of dollars)

Income Taxes

	Quarters		Years

	2002	2001	2002	2001

	(unaudited)		(audited)

Income (loss) before income taxes and minority interest	$(32.4)	$(15.4)	$(232.8)	$103.4

Income taxes based on combined federal provincial income tax rates of 36.8% (2001 — 38.5%)	(12.0)	(5.9)	(85.8)	39.8
Increase (decrease) resulting from:
Manufacturing and processing deduction	(0.1)	1.7	9.0	(1.1)
Effect of tax as a reduction in income tax rate	—	(16.3)	—	(16.3)
Net losses (recognized) non-recognized	0.4	0.7	4.0	(1.6)
Rate differential between jurisdiction	(1.6)	(3.6)	(14.6)	(5.7)
Permanent differences	0.7	1.9	6.8	4.2
Large corporations tax	1.4	1.5	5.9	6.7

	0.8	(14.1)	11.1	(13.8)

Income taxes	$(11.2)	$(20.0)	$(74.7)	$26.0

Income taxes:
Current	$9.5	$(0.2)	$17.4	$34.8
Future	(20.7)	(19.8)	(92.1)	(8.8)

Income taxes	$(11.2)	$(20.0)	$(74.7)	$26.0

Unusual items

In March 2002, the Company issued US $350.0 million of 7.75% Senior Notes due 2012. A portion of the proceeds was irrevocably deposited with a trustee to call US $250.0 million 9.875% Senior Notes due 2005, including the call premium of 3.292% and accrued interest payable. The notes were called on April 9, 2002. The early redemption of these Notes generated a non-cash charge of $38.5 million relating to the write-off of deferred foreign exchange losses and financing costs as well as a further charge of $13.1 million pertaining to the payment of the 3.292% call premium, for a total of $51.6 million. The net after-tax impact of these charges was $40.0 million.

Also in 2002, the Company, as a result of its sawmill modernization program, removed from service certain capital assets having a net carrying value of approximately $6.1 million. Costs of early retirement and employee reduction programs for $1.7 million were also recorded. The net after-tax impact of these charges was $5.3 million.

Investments

During the quarter ended December 29, 2001, the Company deposited $5.0 million out of a total potential commitment of $35.0 million to acquire a 25% interest in a project to modernize the Gaspésia paper mill in Chandler, Quebec. On July 15, 2002, the Company invested the remaining $30.0 million into the partnership. The partnership then made a $15.0 million non-interest bearing advance to the Company that remained outstanding at September 28, 2002.

Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: November 20, 2002